SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

Corporate Taxpayers’ ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

CALL NOTICE OF

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of COMPANHIA SIDERÚRGICA NACIONAL are hereby invited to attend the Annual and Extraordinary Shareholders' Meetings to be held on April 28, 2017, at 11:00 a.m., at the Company's headquarters, located at Av. Brig. Faria Lima, 3400, 20th floor, in the city and state of São Paulo, to resolve on the following agenda:

At the Extraordinary Shareholders' Meeting, at a second call, pursuant of paragraph 1 of art. 124 of Law no. 6,404/76, to deliberate on the proposal for amendment and consolidation of the Company’s bylaws.

At the Annual Shareholders' Meeting, (1) to define the number of members of the Company’s Board of Directors and elect its members e; (2) to determine the overall annual compensation of the administrators for fiscal year 2017.

Note that a minimum of 5% of the Company’s voting capital is needed to request the adoption of a multiple voting election process.

We would ask all those Shareholders whose shares are held in custody to present an up-to-date statement of their shareholdings issued by the custodial body, containing the respective shareholding.

The shareholders participation might be (1) personnel, (2) by an attorney-in-law constituted, or (iii) via remote voting form through its respective custodian agents or directly to the Company, pursuant to CVM Instruction No. 481/09, as amended.

Those who wish to be represented by proxy to observe the terms of paragraph 1 of article 126 of Law 6404/76 and deliver, to the Company’s headquarters, their powers of attorney with special powers for representation at the Shareholders' Meeting that is the object of this notice not later than forty-eight (48) hours prior to the date of the meeting in order to facilitate services to shareholders.

Detailed guidance on completing and submitting the Distance Voting Bulletin, as well as the documentation relating to the matters on the agenda are available at the Company’s headquarters, as well as on the websites of the Brazilian Securities and Exchange Commission – CVM (www.cvm.gov.br), the Securities, Commodities and Futures Exchange – BM&FBovespa  (www.bmfbovespa.com.br) and the Company (www.csn.com.br/ri).

São Paulo, March 28, 2017.

Benjamin Steinbruch

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2017

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.